UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB/A
           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

 Pursuant to Section 12(b) or (g) of the Securities and Exchange
                           Act of 1934

                               19






                        PLAYANDWIN, INC.
     (Exact name of registrant as specified in its charter)
                          Amendment 3





Nevada                                             88-039116
(State of organization) (I.R.S. Employer Identification No.)

7050 Weston Rd., Vaughn, Ontario, Canada L4L 8G7
(Address of principal executive offices)

Registrant's telephone number, including area code (905) 850-3940

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
          Common Stock, par value $0.001 per share

ITEM 1.   DESCRIPTION OF BUSINESS

                           Background

Playandwin, Inc. (the "Company") is a Nevada corporation formed on June 9, 1995. Its principal place of business is located at 7050 Weston Rd., Vaughn, Ontario, Canada L4L 8G7. The Company was originally incorporated under the name Cambridge Funding Group, Inc. The Company changed its name to Agriceuticals Technologies, Inc. on October 2, 1998. Then, on July 13, 1999, the Company once again changed its name to Playandwin, Inc. The Company was organized to engage in any lawful corporate business, including but not limited to, participating in mergers with and acquisitions of other companies. The Company has been in the developmental stage since inception and has no operating history other than organizational matters.

On June 9, 1995, the Company issued 2,000,000 shares of its Common Stock, at a price of $0.001 per share, to Peter Berney, one of the founders and the initial President/Director. The Company also issued an additional 2,000,000 shares to Andrew W.
Berney,       a       second      founder       and       initial
Secretary/Treasurer/Director, and 1,500,000 shares to Caron A. Kelly, the third founder at a price of $0.001 per share. The original sale and issuance of the securities were authorized by resolutions of the Board of Directors in reliance upon the exemption from registration requirements of Section 5 of the Securies Act of 1933, as amended, (the "Act"), as provided in Section (4)(2) of the Act. The initial founders gifted some of their shares to a total of 5 persons, who gifted some of their shares to a total of 20 additional persons. All of these transfers were made in accordance with the exemption from registration requirements of Section 5 of the Act, as provided in
Section 4(1) of the Act.

Originally the Company's primary focus was to seek a viable company or companies with whom it could merge or acquire. On November 1, 1998, the Company entered into an agreement by which it would acquire the proprietary processes to process soybeans into textured soy flours and then convert this partially defatted flour into textured soy proteins or isolated soy proteins using mechanical processes. On November 30, 1998, the Company issued 1,375,000 shares of its common stock to William L. Thompson, the owner of these processes, pursuant to an employment agreement. These shares constituted the purchase price for the proprietary processes at a value of $2.20 per share, representing 25% of the Company's issued and outstanding shares.

The Company was unable to raise sufficient funding to pursue that objective, and therefore abandoned its amended business plan and continued to be a developmental stage company. Because the business plan for soybean growing, distribution, processing and manufacturing was abandoned, the employment agreement was terminated. Mr. Thompson, however, retains his common stock and retained his proprietary rights to the processes also pursuant to the terms of the employment agreement.
                                2

On January 13, 1999, the Company issued 200,000 shares of its common stock to Thompson Kernaghan & Co. Inc. for consideration of $150,000. This issuance was made in accordance with the exemption from registration requirements of Regulation D, Rule 506.

                        Preliminary Notes

The financial statements are prepared in accordance with US GAAP and dollar amounts are presented in US dollars.

  Enforceability of Civil Liabilities Against Foreign Persons:

Pursuant to Rule 405 of Regulation S-K, the Company is not a "foreign private issuer" since it was incorporated in and remains validly constituted under the laws of the State of Nevada.

                          Subsidiaries

Playandwin Canada, Inc. ("PWIN Canada" - incorporated in Ontario,
     Canada) - 100% owned by the Company;

Lynx Gaming  Corp. ("Lynx" - incorporated in Ontario,  Canada)  -
     100% owned by PWIN Canada;

P.E.S.T.  Creative  Gaming Corp. ("P.E.S.T."  -  incorporated  in
     Ontario,  Canada) - 95% owned by Lynx Gaming  Corp.  and  5%
     owned by PWIN Canada;

In October, 1999, the Company's wholly-owned Ontario subsidiary, Playandwin Canada, Inc. (PWIN Canada), acquired all of the issued and outstanding securities of Lynx Gaming Corp., and 5% of the issued and outstanding equity of P.E.S.T. Creative Gaming Corp. (P.E.S.T.) for securities convertible into common shares of the Company. Lynx is the owner of the other 95% of P.E.S.T. The convertible securities may not be converted before the first anniversary of the closing of the acquisitions. Thereafter, one third of the securities may be converted on the first anniversary, a further third on the second anniversary, and all securities may be converted after the third anniversary of the closing. If all the convertible securities are converted, they will increase the issued and outstanding common shares of the Company by 3,883,690.

Acquisitions of Lynx and PEST

On August 30, 1999, effective October 1, 1999,PWIN Canada entered into a Share Exchange Agreement with Lynx Gaming Corp. (Lynx), then a privately held corporation. Lynx, along with its own operations, is a minority-joint venture partner in Racingo Investments Ltd. (RIL) which is developing a horse-racing based game involving grid betting known as Racingo (see "Racingo Rules"
- On- and Off-Track Betting License Agreement).

     In accordance with the agreement, PWIN Canada i) exchanged 3,429,118 Class B nonvoting common shares ("Exchangeable Shares") for 6,858,236 shares of Lynx's common stock; ii) exchanged 368,857 warrants to purchase 368,857 of Exchangeable Shares at $1.70 per share, for a period of six months after October 1, 2000, for 737,714 warrants to purchase 737,714 shares of Lynx's common stock at $0.85 per share

     Exchangeable Shares. The Exchangeable shares to be issued by the PWIN Canada pursuant to the Agreement shall be subject to the following terms:

          (a) each Exchangeable Share may be exchanged at the request of its holder for one common share of PWIN, provided that in the event of a consolidation, split or other reorganization of the capital stock of the PWIN Canada or of PWIN, the number of PWIN common shares issuable for each one Exchangeable Share shall be adjusted accordingly;

          (b)   Of  the Exchangeable Shares received  by  a  Lynx
          Shareholder on the Closing Date:

               (i) none may be exchanged during the period ending on and including the day of the first anniversary of the Closing Date;

               (ii) up  to one-third (1/3) may be exchanged after
                    said first anniversary;

               (iii)      an  additional one-third (1/3)  may  be
                    exchanged after the second anniversary of the Closing Date; and

               (iv) all  Exchangeable  Shares  may  be  exchanged
                    after  the  third anniversary of the  Closing
                    Date.

          (c) Each Exchangeable Share may be exchanged at the request of the PWIN Canada at any time during the period ending on and including the day of the fifth anniversary of the Closing Date, and shall be exchanged upon: (i) the occurrence of a take over bid for all of the issued and outstanding shares of PWIN; or (ii) the day of the fifth anniversary of the Closing Date. All Exchangeable Shares shall be automatically exchanged on the fifth anniversary of the Closing Date.
                                        4

     Exchangeable Warrants. Each Exchangeable Warrant to be issued by the PWIN Canada pursuant to this Agreement shall entitle its holder to acquire one Exchangeable Share at a price of $1.70. No Exchangeable Warrant may be exercised on or before the day of the first anniversary of the Closing Date. The Exchangeable Warrants shall expire eighteen (18) months after the Closing Date.

On September 27, 1999, effective October 1, 1999, PWIN Canada entered into a Share Exchange Agreement to acquire the remaining
5%  of  P.E.S.T.,  the registered owner of the  Canadian  Racingo
Rights, World Racingo Rights and Copyright Assets.

     In accordance with the agreement, PWIN Canada i) exchanged 57,144 Exchangeable Shares, for 114,288 shares of PEST's common stock; and i) exchanged 28,571 warrants to purchase 28,571 Exchangeable Shares at $1.70 per share, for 28,571 warrants to purchase 28,571 shares of PEST's common stock at $0.85 per share.

     Exchangeable Shares. The Exchangeable Shares to be issued by the PWIN Canada pursuant to this Agreement shall be subject to the following terms:

          (a) each Exchangeable Share may be exchanged at the request of its holder for one common share of PWIN, provided that in the event of a consolidation, split or other reorganization of the capital stock of the PWIN Canada or of PWIN, the number of PWIN common shares issuable for each one Exchangeable Share shall be adjusted accordingly;

          (b)   Of  the Exchangeable Shares received  by  a  Lynx
          Shareholder on the Closing Date:

               (i) none may be exchanged during the period ending on and including the day of the first anniversary of the Closing Date;

               (ii) up  to one-third (1/3) may be exchanged after
                    said first anniversary;

               (iii)      an  additional one-third (1/3)  may  be
                    exchanged after the second anniversary of the Closing Date; and

               (iv) all  Exchangeable  Shares  may  be  exchanged
                    after  the third anniversary of the   Closing
                    Date.

          (c) Each Exchangeable Share may be exchanged at the request of the PWIN Canada at any time during the period ending on and including the day of the fifth anniversary of the Closing Date, and shall be exchanged upon: (i) the occurrence of a take over bid for all of the issued and outstanding shares of PWIN; or (ii) the day of the fifth anniversary of the Closing Date. All Exchangeable Shares shall be automatically exchanged on the fifth anniversary of the Closing Date.

     Exchangeable Warrants. Each Exchangeable Warrant to be issued by PWIN Canada pursuant to this Agreement shall entitle its holder to acquire one Exchangeable Share at a price of $1.70. No Exchangeable Warrant may be exercised on or before the day of the first anniversary of the Closing Date. The Exchangeable Warrants shall expire eighteen (18) months after the Closing Date.

On October 7, 1999, P.E.S.T. signed a Master License Agreement to grant to RIL the exclusive license to use, utilize, develop, advertise, market, promote, sell, distribute and exploit in any way, the Racingo Patent, U.S. Racingo Rights, Canadian Racingo Rights, World Racingo Rights, Copyright Assets and the Documentation. In consideration for the license rights and assets, RIL must pay a a one-time license fee of $1,000 to each of the grantors of the licenses. All license fees shall be satisfied by the issuance of shares from RIL in the following proportions:

Winning  Games, Inc. - 500 common shares; 450 Class A Shares; 450
     Class B Shares; and 375 Class C Shares

P.E.S.T.  -  100 common shares; 125 Class A Shares; 175  Class  B
     Shares; and 250 Class C Shares

PacCanUs  Inc. - 400 common shares, 425 Class A Shares; 375 Class
     B Shares; and 375 Class C Shares

Dividends will be distributed by the Company to the shareholders of the Company in the following manner:

     (a) Class A Shares will have dividend rights only to income earned by the Company from the various license agreements, or
          from any other revenues from licenses granted to Playandwin Inc.
          or its affiliates;

     (b) Class B Shares will have dividend rights only to income earned by the Corporation from any North American licensing or
          active business other than income from the various license agreements or from any other revenue from licence granted to
          Playandwin Inc. or its affiliates;

     (c) Class C Shares will have dividend rights to all income streams earned by the Corporation from any licencing or active
          business outside North America or any other income streams not allocated herein to the Class A Shares or the Class B
Shares; and

     (d)  No dividends will be issued for the Common Shares.
                                5

                    Racingo Investments Ltd.

RIL obtained U.S. Patent No. 5,518,239 dated May 21, 1996 for a racing lottery sweepstakes game called "RACINGO". This patent was later assigned to Winning Games Inc., an Illinois company. Winning Games Inc. applied for a trademark over "RACINGO" in the U.S., application no. 75/331,278. the Company has a ten percent ownership of the voting common stock.

On October 7, 1999, the Company signed a Letter of Agreement with RIL in conjunction with an Internet License Agreement. This gave the Company first right of refusal on any licensing of RACINGO in any venue other than the Internet, including but not limited to
(i) lotteries; (ii) Indian gaming - i.e. establishments located on Indian/Native/First Nations reserves or operated by individuals duly exempted from local restrictions on gaming by virtue of their status as Indians/Natives/First Nations; or (iii) bingo halls. This right of first refusal will last until March 1, 2002. In order for the Company to exercise its rights, the Company must respond to and match any bona fide offer made to RACINGO by a third party within 60 days of RACINGO's receipt of such an offer.

All rights in and to RACINGO are owned by Winning Games Inc., PacCanUs Inc. and P.E.S.T. These rights have been licensed to RIL, a Delaware corporation owned by the three companies. RIL has granted to the Company exclusive licenses to certain applications of RACINGO. These licenses do not cover RACINGO on cruise ships, Indian/First Nations betting establishments, in-flight betting establishments owned and operated by airlines, bingo halls, and in-home betting facilities provided through cable television. However, RIL has granted to the Company a right of first refusal on any licensing of RACINGO for lotteries, Indian/First Nations betting establishments, and bingo halls.

The Company is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase the Company's access to financial markets, and to permit the Company's common stock to be quoted on the OTC-BB.

                          PacCanUs Inc.

PacCanUs Inc. is a holding company whose operating companies are in the business of developing and executing communications needs to clients in both Canada and the US.

Vickers and Benson Advertising

Vickers & Benson is one of the few full-service, integrated communications companies left that is still 100% Canadian-owned. With annual billings of over $213 million, we consistently rank as one of the top-ten agencies in Canada. Our motto is to make our clients rich and our mothers proud. Which is something we do regularly, including our breakthrough work for mbanx (the times are a changin' - a la Bob Dylan) and Bank of Montreal (can a bank change?)
                                6

MaxxMedia Media Buying Services

MaxxMedia provides complete Media Management Services to all V&B clients. In addition, we serve many of our own clients, based largely on our reputation for exceptional media analysis. Our work is supported by access to all the major media research and audience measurement databases for the Canadian and U.S. Markets. In addition, we have also invested heavily in some of the most sophisticated media analysis, planning and buying software programs available.

Warwick & Associates - Public Relations

Warwick & Associates was established in 1979 to provide public relations, event management and promotion services to private and public sector clients. We have served as advisors to governments on highly sensitive issues, planned and implemented successful public interest campaigns and provided our clients with crisis communications and media training. We have also developed and executed media relations and publicity programs and profile-building programs for senior executives and industry leaders at both the national and grassroots levels.

Vickers and Benson Account Planning

At Vickers and Benson, we believe it is essential to have the customer - or their representative, a creative planner - involved in every stage of the creative process. Accordingly we have built one of the largest planning groups in the country. Our sole mission is to continuously improve the effectiveness of our clients' marketing communication, through the rigorous analysis of all available data from tracking study awareness and imagery to transactions and profitability.

ITEM 2.   MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR   PLAN   OF
          OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This registration statement contains statements that are forward-looking statements within the meaning of the federal securities laws. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "believe" and similar language. These statements involve known and unknown risks, including those resulting from economic and market conditions, the regulatory environment in which we operate, competitive activities, and other business conditions, and are subject to uncertainties and assumptions set forth elsewhere in this registration statement. Our actual results may differ materially from results anticipated in these forward-looking statements. We base our forward-looking statements on information currently available to us, and we assume no obligation to update these statements.
                                7

                     Business of Registrant
The  Company's business is the development, marketing,  promotion and sale of a pari-mutuel bingo-type wager game known as "RACINGO". As in Bingo, the object is to form a winning pattern out of numbers randomly placed on a grid. In RACINGO, the winning numbers are selected by the outcome of one or more horse or greyhound races. RACINGO combines the ease of Bingo and excitement of horse races with lottery-size jackpots.

                          Risk Factors

The Company's business is subject to the following risk factors:

RELIANCE ON KEY PERSONNEL. The Company places particular reliance on certain key advisors, directors, and the president, whose involvement would be considered material to the Company.

COMPETITION.  Though  the  lottery-sized  payouts  are  new   and
exciting to the horseracing industry, the game Racingo itself will compete with other forms of betting currently offered at the racetracks.

FUTURE FINANCING. The future success of the Company may depend on financing and the relationship not being secured with a tote company.

REGULATION. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. The Company has obtained no formal determination from the
Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

The Company does not at present have any governmental permits, licenses or the like. It is probable that the Company will acquire gaming licenses in the future.

LIMITED OPERATING HISTORY. The Company has not generated any revenues since its inception and has a limited operating history. There can be no assurances that the Company will operate at a profit. There can be no assurances that the growth strategies identified by management will be successful, or, if they are successful, that they will have a positive effect on the earnings of the Company.

SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS. The  success of  the  Company's  operations may be dependent  upon  management
together   with  numerous  other  factors  beyond  the  Company's
control.
                                8

                               Marketing Plans

Initially, the Company will launch Fantasy Racingo in the United States. Fantasy Racingo will be offered for free and utilized as a brand awareness and upsale campaign. The Company will use Internet Sports Network, Inc. (ISN) to produce, manage and host the software.

ISN is a company that specializes in games/contests strategy, services, and related content. They license the proprietary technology underlying their contests and content and provide customizing and marketing services to leading web sites. ISN products are licensed as private label products and are also available in co-marketing opportunities through their network of ISN owned and operated online sites, such as SportsRacket.com brand and ISN's partner brands.

The Company and ISN will co-market Fantasy Racingo through ISN's customers (1.7 million registered users) and also through print media. The co-marketing plan between ISN, the software development host for Fantasy Racingo and the Company is structured in a way that the party who generates the advertiser shall be entitled to 80% of the revenue generated from that particular advertiser while the other party is entitled to 20% of the revenues. Both companies will actively pursue further clients who will market Fantasy Racingo on their web-sites. If ISN delivers Fantasy Racingo to their clients (e.g. sportsline.com, playboy.com, etc.), then ISN will be entitled to 80% of the
revenues,  while  the  Company  will  receive  20%.  (Note:   Mr.
McFadden, Director of the Company, is also the Director of Marketing at ISN. Mr. DeFrancesco, a member of the Company's Advisory Board, is President and Chairman of the Board for ISN.)

The Company is also negotiating a platform for Internet Racingo with a television network to build an infrastructure to hub a worldwide betting platform. (see "Horse Racing Channel"). This platform will not accept North American bets and will feature Racingo games in multi-language versions (i.e. Australian Racingo, Asian Racingo, German Racingo, etc.).

                    On- and Off-Track RACINGO

The Company holds an exclusive license from RIL to use or sub-license the use of RACINGO (and all related patents, trademarks, copyrights and other intellectual property rights) at on- or off-track betting establishments. The license covers the territories of Canada, Mexico and the United States, has a term of ten years, and is automatically renewable for an additional ten years. Under the license, the Company will pay to RIL 0.5% of all revenues from sales of RACINGO tickets at on- or off-track betting establishments, television or promotion rights relating to on- or off-track RACINGO, and sales of RACINGO-branded merchandise (other than merchandise sold over the Internet).
                                9

Under the license, the Company must provide ("seed") a minimum jackpot of US$1,000,000, and a further US$3,000,000 in financing for the market launch of on- and off-track RACINGO. The jackpots will be co-mingled where commercially feasible and permitted by law. The Company must also recruit horse or greyhound racing tracks with an aggregate annual betting volume of US$5,000,000,000 for a successful market launch, which can be achieved by three large tracks and five small tracks.

The annual betting volume is the amount of dollars wagered per year at the racetracks. The Company has a signed letter of agreement with Private Capital Group, Inc. for a financing commitment for the amounts needed to seed the jackpots.

                        Internet RACINGO

The Company holds an exclusive license from RIL to use or sub-license the use of RACINGO (and all related patents, trademarks, copyrights and other intellectual property rights) over the Internet. The license covers the entire world. The license has a term of ten years, and is automatically renewable for an additional ten years. Under the license, the Company will pay to RIL 1% of all revenues from sales of RACINGO tickets over the Internet, television or promotion rights relating to internet RACINGO, and sales of RACINGO-branded merchandise over the Internet.

The Company must provide a jackpot guarantee of at least US$250,000, and further capital to finance the market launch of internet RACINGO. The jackpots will be co-mingled where commercially feasible and permitted by law. The Company will need to recruit at least fifteen licensed Internet betting establishments for a successful market launch.

              Autotote Memorandum of Understanding

The Company has entered into a Non-Binding Memorandum of Understanding ("Memorandum") with Autotote Systems, Inc. ("Autotote"), a computerized pari-mutuel wagering company. The responsibilities for both companies has been outlined below. The formal agreements between the two companies will last for a period of five years with an option to renew for five years. Autotote shall receive a fee equal to 23% of PWIN's gross revenues (the "Take-Out") from the sale of On-Line Racingo worldwide, and from the sale of On- and Off-track Racingo in the United States of America and such other jurisdiction for which PWIN may obtain a license to conduct or market On- and Off-track Racingo (i.e. if PWIN has a Take-Out of 6.5% of wagers then Autotote shall receive a fee equal to 1.5% of wagers). The Company is subject to a minimum fee of 1.25% of all wagers on Racingo for Autotote. Autotote will receive 5% of PWIN's gross revenues from each such sale.
                                10

A tote company provides the systems and services that allow a patron to place a wager and collect a payout after a race has finished. This is all calculated through a pari-mutuel wagering system. A pari-mutuel wagering system is a complex integrated hardware/software solution that prints bet tickets, calculates odds and allows for the redemption of winning tickets, which are processed at up to a thousand transactions per second, in a secure, redundant system.

Autotote Corporation is a technology supplier and operator of wagering systems, related equipments and gaming venues in North America and worldwide. The Company provides technology, services and operations management primarily to two major segments of the industry: pari-mutuel wagering, consisting primarily of wagering conducted on horse racing, greyhound racing and jai-alai: and government sponsored or licensed lotteries. In addition, Autotote provides technologically advanced Video Game Machines. The Company is provider of Racing Industry simulcasting services in the United States through its broadcasting of live racing events via satellite to other racetracks and off-track betting facilities.

The Company is currently negotiating with Autotote Systems, Inc. and the gaming network to form a joint venture for U.S. land based (racetracks) Racingo. Seventy-five percent of all racetracks in the U.S. use Autotote to process wagers at their racetracks and OTB's. Under this joint venture, the roles are as follows:

Autotote Responsibilities
1.   Installation of Racingo software at all racetracks.
2.   Upgrades and changes to software.
3. Hubbing of the betting pool and managing the distribution of winnings.
4. Filings for approval of the Racingo Software for gaming license purposes on a State by State basis.
5.   Supply racing secretary on a full time basis - choosing min.
  9 horse fields.
6.   Supply Racingo race data via publications to the patrons.
7.   Negotiate in good faith for Racingo distribution at non-
  Autotote racetracks.
8. Pay all software-associated costs not requested by PlayandWin Inc.
9.   Support and co-sell Autotote racetracks via sales reps.

PlayandWin Inc.
1.   Supply personnel and materials for racetrack sell-in.
2.   Set up corporate offices for management of U.S. based
  Racingo.
3. Fund all launch requirements: marketing commitments (min. $3 million U.S.).
4.   Continue marketing and research on Racingo.
5. Supply $1 million jackpot at all times for Prize E. (Prize E is one of the following ways to win)

     Prize  E:   If  no  winning  tickets are sold  matching  all
          squares on the ticket in the exact order of finish for the first, second and third, the winning payoff for Prize D will be the sum of the net pool from Prize E and the net pool from Prize D;
                                        11

     Prize  D:   If  no  winning  tickets are sold  matching  all
          squares on the ticket in the exact order of finish for first, second and third for Prize E AND if no winning tickets are sold matching all squares on the ticket in any order of finish for first, second and third for Prize D, then the net pool from Prize E plus the net pool from Prize D will be added to the net pool for Prize C; should no winning tickets for Prize D yet winning tickets should be sold for Prize E, then the net pool from Prize D will be added to the net pool for the next prize category down the list (C, B or A), based on the order fo precedence, containing at least one winning ticket, but if no winning ticket is sold for prizes C, B, and A then the net pool for Prize D will be added to Prize E;

     Prize C: If a winning ticket is sold matching five squares in the pattern of upper and lower left with middle center and upper and lower right, the winning payoff for Prize C will be the sum of the net pool from Prize E, the net pool from Prize D and the net pool from Prize C; (assumes no winning tickets from Prizes E and D)

          If no winning tickets are sold matching five squares in the pattern of upper and lower left with middle center and upper and lower fight for Prize C AND if no winning tickets are sold for Prizes E and D then the net pool form Prize E and the net pool from Prize D and the net pool from Prize C will be added to the net pool for Prize B;

     Prize B: If no winning ticket is sold matching four squares in the pattern of middle left with upper and lower center and middle right, for Prize B AND if no winning tickets are sold for Prizes E, D and C then the net pool from Prizes E, D, C and B will be added to the net pool for Prize A.

     Prize  A:   If  no winning ticket(s) is sold matching  three
          squares on a ticket in either of the follwing patterns:
          a)   upper left with middle center and lower right,  or
          b) lower left with middle center and upper right for Prize A, then the net pool from Prizes E, D, C, B and A will be paid to all ticket holders of the current RACINGO wager.

The Company is in the final stages of negotiations with a 24-hour horseracing channel (the "television network" or the "gaming network") offering at-home wagering via set-top box and a remote control wherever the local technology allows for it. Currently offered in 3 states, this network expects 20 states to have legalized the system by 2001.
                                12

Gaming Network
1.   Co-mingle TV pool with racetrack pool.
2.   Bring member race tracks to Racing.
3.   Co-market Racingo in U.S.
4.   Logistic and racetrack management
5.   Produce and co-market full TV show for Racingo rights.

The gaming network is a 24 hour live racing channel that broadcasts commentary, odds, insight, and previews as well as past performances into homes through cable T.V. This is unique in the horseracing industry and allows people from home to watch the races at home and bet over the phone where legally acceptable.

While the Company has not yet entered into any formal contracts or letters of intents with the gaming network, the final contracts are being drawn up and management is confident of completion in the first quarter of 2000. Racingo's land based launch is targeted at the Kentucky Derby in May 2000.

Management believes that the Company can commit to its cash requirements for commencement of its operations for the next twelve months through a loan received from a private investor.
There is no material contract for the term of the loan.

                 Liquidity and Capital Resources

As of the date of this Form 10-SB, the Company has yet to initiate its revenue generating and is still in the development stage. Consequently, the Company has been substantially, and will be, dependent on, equity financing to fund its cash requirements for operations.

The Company has certain cash requirements to initiate its business plan. Management has estimated these requirements to be, as follows: i) begin the operations of the Racingo Land Based estimated to be approximately $3,000,000 U.S.; ii) begin the operations of the Internet Racingo based operations estimated to be approximately $550,000 U.S.; and iii) general and administrative costs estimated to be approximately $700,000 U.S. The company must also arrange for insurance for guaranteed jackpots. Management has been in discussion with an insurance carrier and has an estimated cost of $50,000 per $1 million guaranteed.

As of the date of this Form 10-SB, the Company has entered into a non-exclusive "best efforts basis" private placement of its equity securities with an investment banking firm, Private Capital Group, Inc., Clearwater, Florida, to raise the required funds under the commitments. Private Capital Group, Inc. specializes in facilitating growth capital for emerging companies.

                            Employees

The Company's only employees at the present time are its president and the 5 members of the Advisory Board, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. (See "Item 5").
                                13

  Management's Discussion and Analysis of Financial Conditions

Results Of Operations

For the years ended February 28, 1999 and 1998, General and Administrative ("G & A") expenses consisted primarily of payroll and related expenses for executive and administrative personnel, professional fees, travel and promotion and other general corporate expenses. G & A for the year ended 1999 was approximately $187,000, which was $122,000 less than 1998, which was $309,000. The primary reason for the decrease in expenses was due to the lack of capital in 1999 which resulted in significant decreases in management fees of $64,000, consulting fees of $20,000 and advertising and promotion of $19,000.

For the nine month periods ended November 30, 1999 and 1998, G & A expenses consisted primarily of professional fees, travel and promotion and other general corporate expenses. G & A for the nine month period ended 1999 was approximately $238,000, which was $51,000 more than 1998, which was $187,000. The primary reason for the increase was due to the increase in professional fees of approximately $80,000 which was primarily incurred in order to become a reporting company.

Liquidity and Capital Resources

To date in 1998 and 1999, there were no sales and the company was funded by loans for $60,000 and cash from sale of stock in the amount of $660,000.

The company believes that it will satisfy its future cash requirements by way of private placements of equity totaling approximately $5 million.

ITEM 3.   DESCRIPTION OF PROPERTY.

The Company's offices are located at 7050 Weston Rd., Vaughn, Ontario, Canada L4L 8G7. The Company will occupy this office space (1857 sq. ft.) beginning February 1, 2000 for a three year period. Under the terms of the agreement, the Company will pay $11.00/square foot/month for the first year; $11.50/square foot/month for the second year; and $12.00/square foot/month for the third year. Since the Company does not invest or plan to invest in any investments or interests in real estate, real estate mortgages, or securities of or interests in person primarily engaged in real estate activities, it does not have any policies instituted with respect to the aforementioned investments or interests, etc.

Since the company is incorporated in Nevada, it is required to maintain a resident office in that state in which corporate documents are available. The resident office is located at is One East First Street, Reno, Nevada 89501. No activities take place in the resident office. All other activities have been consolidated to the facility described above.
                                       14

ITEM 4.   SECURITY  OWNERSHIP  OF CERTAIN BENEFICIAL  OWNERS  AND
          MANAGEMENT.

The following table sets forth each person known to the Company, as of January 27, 2000, to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the Company's directors and executive officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Beneficial Owners:



Title of   Name/Address         Shares            Percentage
Class      of Owner             Beneficially      Ownership
                                Owned
Common     Andrew W. Berney     550,000           7.77%
           4056 Elkridge Drive
           Las Vegas, NV 89129
Common     Caron A. Kelly       1,000,000         14.13%
           4065 Elkridge Drive
           Las Vegas, NV 89129
Common     Randy J. McDowell    525,000           7.42%
           100 N. Wallace #232
           Las Vegas, NV 89129
Common     William L. Thompson  1,375,000         19.43%
           RR #7 Woodstock
           Ontario, Canada
           N4S 7W2
Common     Douglas McFadden     75,000            0.98%
           26 Benson Ave.
           Suite 202
           Richmond, Ontario
           L4C 4E6
Common     Total Ownership of   75,000            1.05%
           Officers and
           Directors (1
           individual - Stock
           Option see Note 1)

Members of Advisory Board Stock Options (if exercised)
                                        15



Title of   Name/Address of Owner     Shares            Percentage
Class                                Beneficially      Ownership
                                     Owned
Common     Stephen Peskoff           250,000           3.28%
           c/o Underhill Investment
           Corp.
           1001 Nineteenth Street
           N.
           10th Floor
           Arlington, VA 22209
Common     Andrew DeFrancesco        75,000            0.98%
           225 Richmond Street West
           Suite 403
           Toronto, Ontario M5V-1W2
Common     Douglas McFadden          75,000            0.98%
           26 Benson Ave.
           Suite 202
           Richmond, Ontario L4C
           4E6
Common     Adam Hawkins              75,000            0.98%
           140 Eastbourne Ave.
           Toronto, Ontario M5P-2G6
Common     Total Ownership by        475,000           6.23%
           Members of Advisory
           Board Stock Options (4
           Members)

Effect to Beneficial Owners (if Options are exercised)



Title of   Name/Address of Owner     Shares            Percentage
Class                                Beneficially      Ownership
                                     Owned
Common     Andrew W. Berney          550,000           7.21%
           4056 Elkridge Drive
           Las Vegas, NV 89129
Common     Caron A. Kelly            1,000,000         13.11%
           4065 Elkridge Drive
           Las Vegas, NV 89129
Common     Randy J. McDowell         525,000           6.88%
           100 N. Wallace #232
           Las Vegas, NV 89129
Common     William L. Thompson       1,375,000         18.02%
           RR #7 Woodstock
           Ontario, Canada N4S 7W2
Common     Total Ownership over 5%   3,450,000         45.22%
           and Officers and
           Directors

Note 1: The Company currently has a Stock Option Agreement ("Agreement") with Penguin Petrolium Products Limited ("Penguin"), dated December 15, 1999. Under the terms of the Agreement, Penguin has the option to purchase 80,000 shares of the Company's common stock at $2.00 per shares, of which 50,000 shares are exercisable until 5:00 PM (EST) Monday, January 17, 2000, which have been exercised in January, 2000. The remaining 30,000 shares are exercisable on the 2nd anniversary of the date of the Agreement.

Four  members of the Advisory Board are entitled to stock options for a total amount of 475,000 shares at a purchase price of $2.00 per  share. Three of the four may be exercised prior to  November
28, 2004, with the fourth expiring in October 5, 2004.
                                16

Note 2: A Canada Exchangeable Share enables the holder to receive one share of the Company's common stock for no consideration. The Exchangeable Shares are convertible into shares of the Company's common stock in three installments of 1,162,087 shares on each of October 1, 2000, October 1, 2001 and October 1, 2002. However the Company can call the Exchangeable Shares on the earlier of October 1, 2004 or the occurrence of a take over bid for all of the issued and outstanding stock of the Company. In aggregate the Company has committed to issue 3,486,262 shares of its common stock if the issued Exchangeable shares are converted and 397,428 shares of its common stock if the warrants are exercised.

ITEM 5.   DIRECTORS,  EXECUTIVE OFFICERS, PROMOTERS, AND  CONTROL
          PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

Information as to the directors and executive officers of the Company is as follows:



Name                     Age               Position
Stewart Garner           34                President/Secretary/T
                                           reasurer/Director
Douglas McFadden         67                Director

Stewart Garner; President/Secretary/Treasurer/Director

Stewart Garner has been the Officer and Director of the Company since November 1999. As President, Mr. Garner has been overseeing the day to day operations of the Company.

Since April 1996, Mr. Garner has been the President of Lynx Gaming Corp. overseeing its daily operations and negotiations. Since the acquisition of Lynx Gaming Corp., which is now a wholly-owned subsidiary of the Company, Mr. Garner has focused his attention to the day to day operations of the Company.

From  1995  to  1997,  Mr.  Garner was  employed  as  an  Account
Executive  with Octagon Industries, an advertising and promotions
company.   While  there, he was responsible  for  generating  and
creating new clients.
                                17

Douglas McFadden; Director

Douglas  McFadden  has  been the Director of  the  Company  since
December 1999, when he was also appointed as a new addition to the Advisory Board.

Since  September  1999, Mr. McFadden has  been  the  Director  of
Marketing at Internet Sports Network, Inc., a company involved in the games/contests strategy, services, etc. His expertise has been focused exclusively on packaging and promotions.

Prior to September 1999, for at least the past five years, Mr. McFadden has been an entrepreneurial businessman with an extensive marketing background including successful international promotional campaigns in both the toy and sports collectibles industry.

There is no family relationship between any of the officers and directors of the Company.

                           Committees

Advisory Board

On November 24, 1999, the Company created an advisory board, consisting of new members, to help steer the Company towards a launch of the new game Racingo.

  Stephen D. Peskoff - Advisory Board Committee since November
                              1999.

Mr. Peskoff has been active the thoroughbred horse industry since
1978, during which time he won two Eclipse Awards and was the breeder of 1991's U.S. "Horse of the Year."

Since November 1994, Mr. Peskoff has been a Consultant to the chairman of Friedman, Billings, Ramsey & Co. Inc. (FBR) and launched the Investment Banking-Special Situations group, which he currently heads.

Prior to joining FBR, Mr. Peskoff was with Drexel, Burnham, Lambert, as well as being Managing Partner of Investment Capital Associates with over $2 billion of real estate origination of commercial and industrial real estate in major U.S. metropolitan markets.

Mr. Peskoff received his B.A. from the University of Rhode Island and his MBA from the University of Toledo.
                                18

     Andrew DeFrancesco - Advisory Board Committee since November
                              1999.

Mr. DeFrancesco is currently President and Chairman of the Board for Internet Sports Network (OTCBB: ISNI). ISN has developed over 600 online and offline business partnerships throughout North America and the world. Their clients have included the likes of Yahoo (Nasdaq:YHOO - news), Excite (Nasdaq:ATHM - news), Cannondale (Nasdaq:BIKE - news) and DaimlerChrysler (NYSE:DCX - news) amongst others.

Prior to ISN, Mr. DeFrancesco was Executive Vice President of Dominick & Dominick Securities Canada. Mr. DeFrancesco dedicated his time there evenly to institutional equity sales and trading, and sourcing and structuring of equity and debt financings.

Prior to joining Dominick in October 1997, Mr. DeFrancesco held the position of Manager of Institutional Trading and Sales, April
1994  to  April 1995, and Associate Director, Corporate  Finance,
April 1995 to July 1997, at C.M. Oliver & Company Limited.

From  March  1993  to  March  1994, he  served  as  an  Associate
Financial advisor at Midland Walwyn (now Merrill Lynch Canada).

Mr. DeFrancesco received his Bachelor of Arts in Economics and Politics from the University of Western Ontario and completed courses with the Canadian Securities Institute.

Mr. DeFrancesco is also a member of the board of directors of the Players for Kids Charity Foundation.

On December 16, 1999, the Company added 3 new senior advisors to the Advisory Board.

           Douglas McFadden (please see above for bio)

                  Adam Hawkins; Lottery Advisor

Mr. Hawkins was with the Ontario Lottery Corporation from 1975 to 1991 where he served as Executive Vice President for most of this time. As Executive Vice President, Mr. Hawkins was part of the Senior Management team which introduced new products resulting in annual sales increasing from $100 million to over $1.5 billion. During his term he introduced a $4 billion cash collection system through electronic funds transfer and managed a corporate annual budget of over $100 million.

                Alex Dolgonos; Technical Advisor

Currently Chairman, President and CFO of Unique Broadband Systems (VSE:UBS - news), a recognized world leader in the design, development and manufacture of broadband wireless and other wireless solutions that serve the service provider, telecommunications and broadcast industries. With headquarters in Markham, Ontario, Unique Broadband Systems markets its products globally, providing 24X7 support. Unique Broadband Systems is a trademark of Unique Broadband Systems Inc.
                                       19

                      Conflicts of Interest

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director.

As noted before, Mr. McFadden and Mr. DeFrancesco are employed by ISN, a majore partner of the Company with respect to the marketing of Racingo. As such, these individuals may have a conflict of interest with respect to agreements between the two companies. The Board of Directors is aware of this conflict, and will evaluate all recommendations by the Advisory Board with this in mind. To the extent possible, Mr. DeFrancesco will not participate in making recommendations to the Board concerning ISN agreements.

                 Investment Company Act of 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.
                                19

ITEM 6.   EXECUTIVE COMPENSATION

The President of Playandwin, Inc. is entitled to a salary of US$4,000 per month, which has been deferred until such a time that the Company will generate revenue. The Company does not at present have a compensation plan for officers and directors.

                   Summary Compensation Table

                Annual compensation       Long term compensation



                                             Awards
Payout
                                                               s

Name and        Year  Salary   Bonus( Other  Restric  Securit  LTI
All
Position              ($)      1) ($) Annua  ted      ies      P
othe
                                      l      Stock    underly  Pay
r
                                      Comp.  Awards   ing      out
Comp
                                      ($)    ($)      options  s
 .
                                                      / SARs   ($)
($)
                                                      (#)
Stewart Garner, 1999  $48,000
President and
Director

              Option /SAR Grant in Last Fiscal Year

                        Individual Grants



Name                Number of     Percent of total  Exercise or
base   Expiration
                   securities      options / SARs     price ($/sh)
Date
                   underlying        granted to
                 options / SARs     employees in
                   Granted (#)    last fiscal year
Stephen         250,000                             $2.00/sh
11/200
Peskoff,                                                         4
Advisory Board
Andrew          75,000                              $2.00/sh
10/2004
DeFrancesco,
Advisory Board
Douglas         75,000                              $2.00/sh
11/2004
McFadden,
Director
Adam Hawkins,   75,000                              $2.00/sh
11/2004
Lottery Advisor

                                20

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
P.E.S.T. Creative Gaming Corporation is owned by Lynx Gaming Corp. and the Company's wholly-owned Ontario subsidiary, Playandwin Canada Inc. Lynx Gaming Corp. is a wholly-owned subsidiary of Playandwin Canada Inc.
Andrew DeFrancesco, a member of the Advisory Board, is the current President and Chairman of the Board for Internet Sports Network, Inc.
Douglas McFadden is also the Director of Marketing for Internet Sports Network, Inc.

ITEM 8.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9.   MARKET   FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER
          MATTERS.

The Company's common stock is quoted on the over-the-counter market in the United States under the symbol PWIN. The stock was listed previously under the symbol ATTI. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

            Qtr. Ended   Low/Bid     High/Ask
            As of July   2.50        2.62
            31, 1999
            Sept. 30,    1.81        3.37
            1999
            Dec. 31,     2.37        3.50
            1999

Source: America Online.

The Company's common stock is considered a "penny stock" under the Commission rules.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and
                                21

(ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

                             Holders

There are 13 holders of the Company's Common Stock. There were 5,500,000 shares issued to the three founders of the Company, who transferred some of their shares to a total of 5 individuals, who then transferred some of their shares to a total of 20
                                22
individuals. On November 30, 1998, the Company issued 1,375,000 shares of its common stock to William L. Thompson for the proprietary processes pursuant to an employment agreement. These shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933. On January 13, 1999, the Company issued 200,000 shares of its common stock for consideration of $150,000 exempt from registration pursuant to Rule 504, Regulation D.

                            Dividends

The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

With respect to the issuances and transfers made, the Registrant relied on Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.

On November 30, 1999, the Company issued 1,375,000 shares of its common stock to William Thompson for the proprietary rights to process soybeans.

On January 13, 1999, the Company issued 200,000 shares of its common stock for consideration of $150,000 pursuant to Rule 504, Regulation D.

In general, under Rule 144 adopted pursuant to the Securities Act of 1933, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

ITEM 11.  DESCRIPTION OF SECURITIES.

                          Common Stock

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, par value $0.001 per share, of which 7,075,000 are issued and outstanding. The shares are non-
assessable,  without  pre-emptive  rights,  and  do   not   carry
cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-
time,   from  funds  legally  available.  In  the  event   of   a
liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

Management is not aware of any circumstances in which additional shares of any class or series of the Company's stock would be issued to management or promoters, or affiliates or associates of either.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.
                                23

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13.  FINANCIAL STATEMENTS.

The  financial statements and supplemental data required by  this
Item  13  follow the index of financial statements  appearing  at
Item 15 of this Form 10-SB.

ITEM 14.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS   ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.
      1.      i.     The   Company's  principal  accountant   was
               dismissed on December 31, 1999

            ii.  The principal accountant's report on the financial
               statements for the past two years was modified as to uncertainty that the Company will continue as a going concern.

            iii. The decision to change accountants was approved by the board of directors.

            iv.  A.        There were no disagreements with the former
               accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountants satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.
       2. A new accountant has been engaged as the principal accountant to audit the issuer's financial statements. The new accountant is Merdinger, Fruchter, Rosen & Corso, P.C. and was engaged as of December 31, 1999. Neither the Company nor anyone acting on its behalf consulted the new accountant regarding:

            ii.  the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the small business issuer's financial statements, as part of the process of deciding as to the accounting, auditing or financial reporting issue, or
                                        24

iii. any matter that was the subject of a disagreement or event identified in response to paragraph 1(iv) of this Item.
       3. The Company has provided the former accountant with a copy of the disclosures it is making in response to this Item. The Company has requested the former accountant to furnish a letter addressed to the Commission stating that it agrees with the statements made by the Company. The Company has filed the letter as an exhibit to the registration statement containing this disclosure.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

a.) Interim Financial Statements of Playandwin, Inc.for the period ended November 30, 1999.

b.) Financial Statements of Lynx Gaming Corp. for the two years ended February 28, 1999.

c.) Financial Statements of Agriceuticals Technologies, Inc. the years ended December 31, 1998 and interim periods ended
     September 30, 1999.

a.) FINANCIAL STATEMENTS (PLAYANDWIN, INC.)

Playandwin, Inc. and Subsidiaries
 (A Development Stage Company)

Consolidated Balance Sheets
(Unaudited)


                                                    November 30,
                                                 1999         1998
                                               --------     --------
                                      ASSETS

Current
  Cash                                               $ -            $ -
  Deposits                                         1,051              -
  Due from related company                             -         43,840
                                               ---------       --------
                                                   1,051         43,840

Investment                                         1,000              -

Capital Assets                                    10,904          8,113

Intellectual Property                            125,413        123,132
                                               ---------      ---------
                                               $ 138,368      $ 175,085
                                               =========      =========
                                 LIABILITIES


Current
  Bank indebtedness                                $ 863           $ 52
  Accounts payable and accrued liabilities       226,591        161,575
  Loans payable                                   19,079         31,960
                                                --------       --------
                                                 246,533        193,587
                                                --------       --------

                        STOCKHOLDERS' EQUITY

Common Stock - $0.001 par

  Class A - 50,000,000 shares authorized,
    7,175,000 and 3,486,260 shares issued
    and outstanding                                7,175          3,487

  Class B - 3,486,260 shares authorized,
    issued and outstanding                         3,487              -

Additional Paid-Up Capital                       718,231        575,406

Accumulated   Foreign  Currency  Translation
Adjustment                                         (210)          9,556

Deficit  Accumulated During the  Development
Stage                                          (836,848)      (606,951)
                                               ---------      ---------
                                               (108,165)       (18,502)
                                               ---------      ---------
                                               $ 138,368      $ 175,085
                                               =========      =========

                                    26

Playandwin, Inc. and Subsidiaries
 (A Development Stage Company)

Consolidated Statements of Operations
(Unaudited)



                                              Nine Months           April 22,
                                                                      1996
                                                 Ended             (Inception)
                                                                       To
                                              November 30,        November 30,
                                            1999        1998          1999


Revenue                                         $ -          $ -            $ -
                                        -----------  -----------     ----------

General And Administrative Expenses       (238,291)    (187,521)      (836,848)
                                        -----------  -----------     ----------

Loss  From  Operations  Before  Income
Taxes                                     (238,291)    (187,521)      (836,848)

Provision For Income Taxes                        -            -              -
                                        -----------  -----------     ----------

Net Loss                                  (238,291)    (187,521)      (836,848)

Other Comprehensive Loss

     Foreign currency translation
     adjustment                             (4,816)            -          (210)
                                        -----------  -----------     ----------
Comprehensive Loss                      $ (243,107)  $ (187,521)    $ (837,058)
                                        ===========  ===========    ===========
Loss Per Common Share - Basic and
Diluted                                    $ (0.03)     $ (0.04)       $ (0.03)
                                          =========    =========      =========
Weighted Average Number Of Common
Shares
  Outstanding - Basic And Diluted         7,097,223    4,390,480      7,097,223
                                          =========    =========      =========

                                      27

Playandwin, Inc. and Subsidiaries
 (A Development Stage Company)

Consolidated Statement of Stockholders' Equity
(Unaudited)


                                                                      Accumulated   Deficit
                                                                       Foreign    Accumulated    Total
                               Common Stock                Additional  Currency     During     Stockholders'
                       Class A              Class B         Paid-Up   Translation  Development    Equity
                   Shares    Amount     Shares    Amount    Capital   Adjustment     Stage    (Deficiency)

Balance at               -        $ -          -      $ -         $ -        $ -          $ -         $ -
  April 22, 1996
  Shares issued
  for cash
  04/22/96 at      440,000        440          -        -       1,654          -            -       2,094
  $0.005 per
share
  04/22/96 at       25,000         25          -        -         159          -            -         184
  $0.007 per
share
  06/24/96 at    1,540,006      1,540          -        -      24,834          -            -      26,374
  $0.017 per
share
  08/06/96 at       45,000         45          -        -       6,501          -            -       6,546
  $0.145 per
share
  12/31/96 at      168,750        169          -        -      49,219          -            -      49,557
  $0.294 per
share
  12/31/96 at      720,000        720          -        -      23,912          -            -      23,912
  $0.033 per
share
  01/17/97 at       25,000         25          -        -       7,441          -            -       7,466
  $0.299 per
share
    Foreign
    currency
    Translation
    adjustment           -          -          -        -           -     2,216-            -       2,216
    Net loss             -          -          -        -           -          -    (103,485)   (103,485)
                 ---------    -------    -------   ------   ---------    -------    ---------   ---------
Balance at
  February 28,   2,963,756      2,964          -        -     113,169      2,216    (103,485)      14,864
1997
  Shares issued
  for cash
  03/26/97 at       10,000         10          -        -       4,850          -            -       4,860
  $0.486 per
share
  04/01/97 at        2,500          3          -        -         691          -            -         694
  $0.278 per
share
  04/04/97 at        5,000          5          -        -       3,466          -            -       3,471
  $0.694 per
share
  04/06/97 at        3,000          3          -        -       2,079          -            -       2,082
  $0.694 per
share
  04/20/97 at        5,000          5          -        -         689          -            -         694
  $0.139 per
share
  05/15/97 at      439,862        440          -        -     397,087          -            -     397,527
  $0.904 per
share
    Foreign
    currency
    translation
    adjustment           -          -          -        -       7,340          -            -       7,340
    Net loss             -          -          -        -           -          -    (308,555)   (308,555)
                 ---------    -------    -------   ------   ---------    -------    ---------   ---------
Balance at
  February 28,   3,429,118    $ 3,430          -      $ -   $ 522,031    $ 9,556   $(412,040)   $ 122,977
1998
                 =========    =======    =======   ======   =========    =======   ==========   =========

                                                  28

Playandwin, Inc. and Subsidiaries
 (A Development Stage Company)

Consolidated Statement of Stockholders' Equity
(Unaudited)


                                                                      Accumulated  Deficit
                                                                       Foreign    Accumulated    Total
                             Common Stock                 Additional   Currency    During     Stockholders'
                     Class A              Class B          Paid-Up    Translation Development    Equity
                 Shares    Amount     Shares     Amount    Capital    Adjustment    Stage    (Deficiency)
                 ------    ------     ------     ------    -------    ----------   -------   -----------
                                                                          -


Balance at
  February 28,
   1998        3,429,118    $ 3,430          -       $ -   $ 522,031     $ 9,556  $(412,040)    $ 122,977
  Shares
issued
  for cash
  04/16/98 at     57,142         57          -         -      53,375           -           -       53,432
  $0.935 per
  shares
   Foreign
   currency
   translation
   adjustment          -          -          -         -           -     (4,950)           -      (4,950)
   Net loss            -          -          -         -           -           -   (186,517)    (186,517)
               ---------    -------  ---------    ------    --------    --------  ----------   ----------
                       -
Balance at
  February 28,
  1999         3,486,260      3,487          -         -     575,406       4,606   (598,557)     (15,058)
Issuance of    (3,486,26    (3,487)  3,486,260     3,487           -           -           -            -
                      0)
  Class B
  Common Stock
Issuance of    7,075,000      7,075          -         -     (7,485)           -           -        (410)
  shares of
  acquisition
of
  Playandwin
  Shares
  Issued for
  cash
  10/20/99 at     50,000         50          -         -      74,950           -           -       75,000
  $1.50 per
  share
  11/17/99 at     50,000         50          -         -      74,950           -           -       75,000
  $1.50 per
  share
   Foreign
   currency
   translation
   adjustment          -          -          -         -           -     (4,816)           -      (4,816)
   Net loss            -          -          -         -           -           -   (238,291)    (238,291)
               ---------    -------  ---------    ------    --------    --------  ----------   ----------
                       -
Balance at
  November 30,
  1999         7,125,000    $ 7,175  3,486,260   $ 3,487   $ 717,821     $ (210)  $(836,848)  $ (108,575)
               =========    =======  =========   =======   =========     =======  ==========  ===========

Playandwin, Inc. and Subsidiaries
 (A Development Stage Company)

Consolidated Statements of Cash Flows
(Unaudited)



                                              Nine Months           April 22,
                                                                      1996
                                                 Ended             (Inception)
                                                                       To
                                              November 30,        November 30,
                                           1999          1998         1999

OPERATING ACTIVITIES

  Net loss                              $ (238,291)   $ (187,521)   $ (836,848)
  Adjustment for non-cash items:
   Amortization                               1,810         2,322         8,204
   Write-off of due from related             43,840             -             -
company
                                           --------       -------      --------
                                          (192,641)     (185,199)     (828,644)
  Changes in non-cash operating
assets
  and liabilities                            75,531       101,281       225,540
                                           --------       -------      --------

Cash Expended In Operating Activities     (117,110)      (83,918)     (603,104)
                                          ---------       -------      --------

INVESTING ACTIVITIES

  Investment                                (1,000)             -       (1,000)
  Increase in intellectual property         (2,281)      (16,534)     (125,413)
  Purchase of capital assets                (2,291)             -     (145,521)
                                           --------       -------      --------

Cash Expended In Investing Activities       (4,572)      (16,534)     (145,521)
                                           --------       -------      --------

FINANCING ACTIVITIES

  (Increase) decrease in advances to
related
  company                                         -        13,255             -
  Increase (decrease) in loans             (12,312)        31,960        19,079
payable
  Increase in capital stock                 150,000        53,432       728,893
                                           --------       -------      --------

Cash Provided By Financing Activities       137,688        98,647       747,972
                                           --------       -------      --------

FOREIGN CURRENCY TRANSLATION
ADJUSTMENT                                  (4,816)         (728)         (210)
                                           --------       -------      --------

NET CHANGE IN CASH                            7,880       (2,533)         (863)

CASH (DEFICIENCY), Beginning of
period                                      (8,743)         2,481             -
                                           --------       -------      --------

CASH (DEFICIENCY), End of period            $ (863)        $ (52)       $ (863)
                                           ========       =======      ========

                                       30

Playandwin, Inc. and Subsidiaries
(A Development Stage Company)

Notes to Consolidated Financial Statements


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Nature Of Operations

     Playandwin, Inc. (the "Company") (formerly Agriceuticals Technologies, Inc.) is currently a development stage company under the provisions of Statement of Financial Accounting Standards (:SFAS") No. 7. The Company was incorporated under the laws of the State of Nevada on April 22, 1996. On July 13, 1999, the Company changed its name to Playandwin, Inc. It is management's objective to operate the Company in the development, promotion and sale of para-mutual wager games.

   Subsidiaries

   In September 1999, the Company formed Playandwin Canada, Inc. ("PWINC") an Ontario, Canada corporation. PWINC was formed to acquire and be the parent for the Company's acquisition of Lynx Gaming Corporation ("LYNX"), see Note 2 - Acquisition for further details.

   Basis of Consolidation

       The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries PWINC, LYNX and LYNX's wholly owned subsidiary P.E.S.T. Creative Gaming Corporation ("PEST"). Accordingly, all references herein to the Company include the consolidated results of its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.


2.   ACQUISITION

   On October 1, 1999, PWINC entered into a share exchange agreement to acquire 100% of the outstanding common stock of
   LYNX. In accordance with the agreement, the stockholders of LYNX received (i) 3,486,260 Class B common stock, which enable the holders to receive 3,486,260 shares of the Company's Class A common stock, for 6,972,520 shares of LYNX's common stock;
   (ii) exchanged 397,428 warrants to purchase 397,428 shares of the Company's common stock at $1.16 per share, exercisable until March 31, 2001, for 794,856 warrants to purchase 794,856 shares of the LYNX's common stock at $0.58 per share.

   The 3,486,261 Class B common stock which are convertible, at no cost to the holder, into shares of the Company's common stock in three instalments of 1,162,087 shares on each of October 1, 2000, October 1, 2001 and October 1, 2002. However, these warrants can be called by the Company on the earlier of October 1, 2004 or the occurrence of a take-over bid for all of the issued and outstanding stock of the Company.

   As a result of this transaction, the operations of the LYNX will constitute 100% of the operations of the Company, Accordingly, the transaction has been treated for accounting purposes as a reverse takeover of the Company and therefore, the historical continuing financial statements represent a continuation of the legal subsidiary, PWINC, not Playandwin, the legal parent. In accounting for the transaction:

   (i) LYNX is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets will be included in the consolidated balance sheet at their historical book values;
   (ii) Control of the net assets and business of Playandwin was acquired effective October 1, 1999, the effective date. This transaction has been accounted for as a purchase of the assets and liabilities of Playandwin by LYNX. Since Playandwin has no assets, liabilities or operations prior to the merger, no excess cost over fair value of net assets acquired will be recorded.

b.) FINANCIAL STATEMENTS (LYNX GAMING CORP.)

          Auditor's Report of Silver, Gold, Glatt & Grossman, dated July 8, 1999

          Balance Sheet as at February 28, 1999 and February  28,
            1998

          Statement of Operation for the years ended February 28, 1999 and February 28, 1998

          Statement  of  Cash Flows for the years ended  February
            28, 1999 and February 28, 1998

          Notes to Financial Statements

                        AUDITORS' REPORT


To the Shareholders of
Lynx Gaming Corp.
(A Development Stage Company)


We have audited the consolidated balance sheets of Lynx Gaming Corp. (A Development Stage Company) as at February 28, 1999 and 1998 and the consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the years then ended and for the period from April 22, 1996 (inception) to February 28, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the
Company as at February 28, 1999 and 1998 and the results of its operations and its cash flows for the years then ended and for the period from April 22, 1996 (inception) to February 28, 1999 in accordance with generally accepted accounting principles.


                                  SILVER GOLD GLATT & GROSMAN LLP

Toronto, Ontario                            Chartered Accountants
July 8, 1999
                               32

Lynx Gaming Corp.
 (A Development Stage Company)

Consolidated Balance Sheets




                                               February 28,
                                            1999          1998
                                           -------       -------
                                ASSETS

Current
  Cash                                        $   -         $   334
  Deposits                                        -          11,227
  Due from related company (Note 3)          43,840          56,944
                                            -------         -------
                                             43,840          68,505

Investment                                        -               -

Capital Assets (Note 4)                       8,113          10,880

Intellectual Property                       123,132         106,914
                                        -----------     -----------
                                        $   178,085     $   186,299
                                        ===========     ===========

                           LIABILITIES

Current
  Bank indebtedness (Note 5)              $   8,743           $   -
    Accounts   payable   and   accrued      150,009          63,322
liabilities

  Loans payable (Note 6)                     31,391               -
                                         ----------      ----------
                                            190,143          63,322
                                         ----------      ----------

                  STOCKHOLDERS' EQUITY

Common Stock (Note 7)

    Authorized
  Unlimited Shares, par value $0.001

    Issued
    6,972,520  (1998 - 6,858,236)
     Shares outstanding                       6,973           6,859

Additional Paid-Up Capital                  571,920         518,602

Accumulated  Foreign Currency
Translation
Adjustment                                    4,606           9,556

Deficit Accumulated During the
Development
Stage                                     (598,557)        (412,040
                                        -----------     -----------
                                           (15,058)         122,977
                                        -----------     -----------
                                        $   175,085     $   186,299
                                        ===========     ===========

Approved on behalf of the Board _______________________ Director ____________________ Director

Lynx Gaming Corp.
 (A Development Stage Company)

Consolidated Statements of Operations

                                              Years              April 22,
                                                                   1996
                                              Ended             (Inception)
                                                                    To
                                          February 28,           February
                                                                    29,
                                        1999         1998          1999
                                     ----------  -----------    ----------
Revenue                                  $    -        $    -         $    -
                                    -----------   -----------     ----------
General And Administrative            (186,517)     (308,555)      (598,557)
Expenses
                                    -----------   -----------     ----------
Loss From Operations Before Income    (186,517)     (308,555)      (598,557)
Taxes

Provision For Income Taxes                    -             -              -

Net Loss                              (186,517)     (308,555)      (598,557)

Other Comprehensive Loss

  Foreign currency translation          (4,950)         9,556          4,606
adjustment
                                    -----------   -----------     ----------
Comprehensive Loss                  $ (191,467)   $ (298,999)     $(593,951)
                                    ===========   ===========     ==========


Loss Per Common Share - Basic and     $  (0.03)     $  (0.06)      $  (0.10)
Diluted
                                    ===========   ===========     ==========

Weighted Average Number Of Common
Shares
Outstanding
   - Basic And Diluted                6,939,187     5,007,419      5,914,832
                                    ===========   ===========     ==========

Lynx Gaming Corp.
 (A Development Stage Company)

Consolidated Statement of Stockholders' Equity




                                                               Accumulated    Deficit
                                                                 Foreign    Accumulated
                             Common Stock         Additional     Currency      During
                                                   Paid-Up     Translation  Development
                           Shares      Amount      Capital      Adjustment     Stage         Total

Balance at April 22,             -        $   -         $   -         $   -        $   -         $   -
1996
  Shares issued for
cash
  04/22/96 at              880,000          880        1,214             -             -         2,094
  $0.005 per share
    04/22/96 at             50,000           50           134             -            -           184
  $0.007 per share
    06/24/96 at          3,080,012        3,080        23,294             -            -        26,374
  $0.017 per share
    08/06/96 at             90,000           90         6,456             -            -         6,546
  $0.145 per share
    12/31/96 at            337,500          338        49,219             -            -        49,557
  $0.294 per share
    12/31/96 at          1,440,000        1,440        22,472             -            -        23,912
  $0.033 per share
    01/17/97 at             50,000           50         7,416             -            -         7,466
  $0.299 per share
    Foreign currency
    translation
    adjustment                   -            -             -         2,216            -         2,216
    Net loss                     -           -              -             -   (103,485)      (103,485)
                        ----------    ---------     ---------    ----------   ----------     ---------
Balance at February      5,927,512        5,928       110,205         2,216    (103,485)        14,864
28, 1997
  Shares issued for
cash
    03/26/97 at             20,000           20         4,840            -            -             -
  $0.486 per share
    04/01/97 at              5,000            5           689             -            -           694
  $0.278 per share
    04/04/97 at             10,000           10         3,461             -            -         3,471
  $0.694 per share
    04/06/97 at              6,000            6         2,076             -            -         2,082
  $0.694 per share
    04/20/97 at             10,000           10           684             -            -           694
  $0.139 per share
    05/15/97 at            979,724          880       396,647             -            -       397,527
  $0.904 per share
    Foreign currency
    translation
    adjustment                   -            -             -         7,340            -         7,340
    Net loss                     -            -             -             -    (308,555)     (308,555)
                         ---------     --------     ---------      --------  -----------    ----------
Balance at February      6,858,236        6,859       518,602         9,556  $ (412,040)     $ 122,977
28, 1998
  Shares issued for
cash
    04/16/98 at            114,284          114        53,318             -            -        53,432
  $0.935 per shares
    Foreign currency
    translation
    adjustment                   -            -             -       (4,950)            -       (4,950)
    Net loss                     -            -             -             -   (186,517)     (186,517)
                         ---------     --------     ---------      --------  -----------    ----------
Balance at February      6,972,520    $   6,973     $ 571,920      $  4,606  $ (598,557)    $ (15,058)
28, 1999
                         =========    =========     =========      ========  ===========    ==========

                                    35

Lynx Gaming Corp.
 (A Development Stage Company)

Consolidated Statements of Cash Flows

                                               Years              April 22,
                                                                     1996
                                        Ended February 28,       (Inception)
                                                                      To
                                         -----------------       February 28,
                                        1999          1998           1999
                                       -------       ------        --------
OPERATING ACTIVITIES

  Net loss                            $(186,517)   $  (308,555)   $  (598,557)
  Adjustment for non-cash items:
   Amortization                            2,310          1,395          6,394
                                      ----------       --------     ----------
                                       (184,207)      (307,160)      (592,163)

  Changes in non-cash operating
assets
   and liabilities (Note 9)              100,119         17,292        147,777
                                      ----------       --------     ----------

Cash    Expended    In    Operating     (84,088)      (289,868)      (444,386)
Activities
                                      ----------       --------     ----------

INVESTING ACTIVITIES

  Advances to related company                  -              -       (43,840)
    Decrease   in   advances   from            -        (5,213)              -
shareholder
  Increase in intellectual property     (16,218)       (54,274)      (123,132)
  Purchase of capital assets                   -       (12,241)       (12,275)
                                      ----------       --------     ----------

Cash    Expended    In    Investing     (16,218)       (71,728)      (179,247)
Activities
                                      ----------       --------     ----------

FINANCING ACTIVITIES

  Increase in loans payable               31,391              -         31,391
  Increase in capital stock               53,432        409,053        578,893
                                      ----------       --------     ----------

Cash    Provided    By    Financing       97,927        352,109        610,284
Activities

FOREIGN     CURRENCY    TRANSLATION      (6,698)          7,340          4,606
ADJUSTMENT
                                      ----------       --------     ----------

NET CHANGE IN CASH                       (9,077)        (2,147)        (8,743)

CASH, Beginning of period                    334          2,481              -
                                      ----------       --------     ----------

CASH (DEFICIENCY), End of period      $  (8,743)         $  334     $  (8,743)
                                      ==========       ========     ==========

                                     36

Lynx Gaming Corp.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1.   BASIS OF PRESENTATION

    These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company is in significant need of additional financing to enable it to continue its business. In the absence of additional financing, the Company will not have sufficient funds to meet its obligations. Management continues to look at various alternatives to raise additional financing.

    If the going concern basis was not appropriate, material adjustments may be necessary in the carrying amounts and/or classification of assets and liabilities and the loss for the year reported in these financial statements.

    These financial statements have been prepared in accordance with United States generally accepted accounting principles and the amounts are presented in U.S. dollars. The functioned currency is Canadian dollars.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Nature Of Operations

    Lynx Gaming Corp. is currently a development stage company under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 7. The Company was incorporated under the laws of Ontario on April 22, 1996. It is management's objective to operate the Company in the development, promotion and sale of para-mutual wager games (see Note 11).

   Principles of Consolidation

    The consolidated financial statements include the accounts of Lynx Gaming Corp. and its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated on consolidation.

   Interim Financial Information

    The unaudited financial information furnished herein reflects all adjustments, consisting only of normal recurring adjustments, which in the opinion of management, are necessary to fairly state the Company's financial position, the results of operations and cash flows for the periods presented. The results of operations for the nine months ended November 30, 1999 are not necessarily indicative of results for the entire year ending February 28, 2000.

   Capital Assets

    The Company records capital assets at cost. Amortization rates are calculated to expense the assets over their estimated useful life as follows:

     Computer                  -   30% declining balance
     Furniture and equipment   -   20% declining balance

Lynx Gaming Corp.
(A Development Stage Company)

Notes to Consolidated Financial Statements

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

   Investment

    The investment in Racingo Investments Ltd. ("RIL") is recorded at cost. The Company owns a 10% equity investment in RIL and as of November 30, 1999, RIL is inactive.

   Intellectual Property

    Intellectual property is recorded at cost and includes all costs to register trademarks including legal fees. These costs will be amortized over fifteen years which represents the life of the registered trademarks.

   Use Of Estimates In The Preparation Of Financial Statements

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

   Loss Per Share

    During 1998, the Company adopted SFAS No. 128, "Loss Per Share," which requires presentation of basic loss per share ("Basic LPS") and diluted loss per share ("Diluted LPS").

    The computation of basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted LPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings.

    As of February 28, 1999 and 1998, the Company excluded 794,856 warrants and 737,714 warrants respectively from the dilutive loss per share because of there antidilutive nature.

   Fair Value Of Financial Instruments

    For certain of the Company's financial instruments including cash, deposits, due from related company, bank indebtedness, accounts payable and accrued liabilities and loans payable, the carrying amounts approximate fair value due to their short maturities.

   Cash And Cash Equivalents

    The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

   Concentration Of Credit Risk

    From time to time the Company places its cash in what it believes to
  be   credit-worthy  financial  institutions.  However,  cash  balances exceed FDIC insured levels at various times during the year.
                               38

Lynx Gaming Corp.
(A Development Stage Company)

Notes to Consolidated Financial Statements

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

   Income Taxes

    Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". Future income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

   Comprehensive Income

    In June 1998, the FASB issued SFAS No. 131, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements.


3.   DUE FROM RELATED COMPANY

   Advances to a related company are non-interest bearing, unsecured and due on demand. The related company is controlled by one of the shareholders of the Company.


4.   CAPITAL ASSETS

                                         February 28,
                         ---------------------------------------------
                                        1999                    1998
                         ----------------------------------   --------
                                     Accumulated  Net Book    Net Book
                           Cost      Amortizatio    Value      Value
                                          n
                        -----------  -----------  ---------   --------
                            --           --
Computer                  $ 2,622        $ 1,062     $ 1,560    $ 2,327
Furniture and equipment     9,101          2,548       6,553      8,553
                         --------        -------     -------   --------
                                -
                         $ 11,723        $ 3,610     $ 8,113   $ 10,880
                        =========       ========    ========  =========


5.   BANK INDEBTEDNESS

    Bank indebtedness bears interest at 18-21% per annum, is unsecured and is due on demand.


6.   LOANS PAYABLE

   Loans payable are non-interest bearing, unsecured and due on demand.
                                39

Lynx Gaming Corp.
(A Development Stage Company)

Notes to Consolidated Financial Statements

7.   COMMON STOCK AND WARRANTS

   Common Stock

      Since inception through February 28, 1999, the Company has, through private placements, sold units, consisting of one share of the Company's common stock and a warrant to purchase one share of the Company's common stock at $0.85 per share, which are exercisable through March 31, 2001. In aggregate, the Company has issued 6,972,520 shares of its common stock and 794,856 warrants for a total of $578,893.

    The following summarizes the stock warrants issued for the years ended February 28, 1998 and February 28, 1999:

                                                        Weighted
                                                        Average
                                                        Exercise
                                          Warrants       Price

   Options  outstanding,  February  28,     272,350         $ 0.85
   1997
   Granted during 1998                      465,364           0.85
                                           --------        -------
   Options  outstanding,  February  28,     737,714         $ 0.85
   1998
   Granted during 1999                       57,142         $ 0.85
                                            -------        -------
   Options  outstanding,  February  28,     794,856         $ 0.85
   1999
                                            =======        =======

    At February 28, 1999, the per unit weighted-average fair value of unit options granted was $0.72 on the date of grant using the minimum value method (net present value of exercise price) with the following weighted average assumptions: expected dividend yield of 0%, risk-free interest rate of 5.5% and an expected life of 3 years.


8.   RELATED PARTY TRANSACTIONS

                                               February 28,
                                             1999          1998
                                        -------------  -----------
   Management fees paid to shareholders
     of the Company                        $ 31,418        $ 95,207
                                           ========         =======


9.   STATEMENT OF CASH FLOWS

  Changes in non-cash operating assets and liabilities

                                                February 28,
                                             1999          1998
                                          ----------     --------
  Decrease       in      subscriptions          $ -            $ 797
  receivable
  Decrease (increase) in deposits            10,752          (3,905)
  Increase  in  accounts  payable  and       89,367           20,400
  accrued liabilities
                                          ---------        ---------
                                          $ 100,119         $ 17,292
                                          =========         =======-
                                     40

Lynx Gaming Corp.
(A Development Stage Company)

Notes to Consolidated Financial Statements

10.   INCOME TAXES

                                         February 28,
                                     1999           1998

   Federal Income Tax Rate            34.0%             34.0%
   Effect      of      Valuation    (34.0%)           (34.0%)
   Allowance
                                    -------           -------
   Effective Income Tax Rate              -                 -
                                    =======           =======

    Deferred tax assets and liabilities reflect the net effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                         February 28,
                                     1999           1998
   Deferred Tax Assets

   Loss carryforwards             $ 557,836         $ 376,496
   Less: Valuation allowance      (557,836)         (376,496)
                                  ---------         ---------
   Net deferred tax assets            $   -             $   -
                                  =========         =========

    At February 28, 1999 and 1998, the Company has provided a valuation allowance for the deferred tax asset since management has not been able to determine whether the asset is realizable. The net change in the valuation allowance for the years ended February 28, 1999 and 1998 and the nine months ended November 30, 1999 (unaudited) increased by $181,340, $273,011 and $238,291 (unaudited)
  respectively. Net operating loss carryforwards expire starting in 2004.


11.   SUBSEQUENT EVENTS

   Acquisitions

   On October 1, 1999, the Company entered into a share exchange agreement with Playandwin, Inc., (Playandwin) an inactive U.S. shell company, and Playandwin Canada Inc., its wholly owned subsidiary, (Canada) to acquire 100% of the issued and outstanding common stock of the Company and its majority owned subsidiary P.E.S.T Creative Gaming Corporation ("PEST"). In accordance with the agreement, Canada (i) exchanged 3,429,118 warrants, which enable the holder to receive 3,429,118 shares of Playandwin's common stock, for 6,858,236 shares of the Company's common stock; (ii) exchanged 368,857 warrants to purchase 368,857 shares of Playandwin's common stock at $1.70 per share, for a period of six months after October 1, 2000, for 737,714 warrants to purchase 737,714 shares of the Company's common stock at $0.85 per share; (iii) exchanged 57,143 warrants, which enable the holder to receive 57,143 shares of Playandwin's common stock, for 114,286 shares of PEST's common stock; (iv) exchanged 28,571 warrants to purchase 28,571 shares of Playandwin's common stock at $1.70 per share for 57,142 warrants to purchase
   57,142 shares of PEST's common stock at $0.85 per share. In aggregate Playandwin has committed to issue 3,486,261 shares of its common stock and 397,428 warrants to purchase 397,428 shares of Playandwin's common stock at $1.70 per share.

   The 3,486,261 warrants are convertible into shares of Playandwin's common stock in three instalments of 1,162,087 shares on each of October 1, 2000, October 1, 2001 and October 1, 2002. However these warrants can be called by the Company on the earlier of October 1, 2004 or the occurrence of a take over bid for all of the issued and outstanding stock of Playandwin.
                                   41

Lynx Gaming Corp.
(A Development Stage Company)

Notes to Consolidated Financial Statements

11.   SUBSEQUENT EVENTS (Cont'd.)

   Acquisitions (Cont'd)


   As a result of this transaction, the operations of the Company and PEST will constitute 100% of the operations of Playandwin. Accordingly, the transaction has been treated for accounting purposes as a reverse takeover of the Company and therefore, the continuing financial statements will represent a continuation of the legal subsidiary, the Company, not Playandwin, the legal parent. In accounting for this transaction:

   (i) The Company is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets will be included in the consolidated balance sheet at their historical book values;

   (ii) Control of the net assets and business of Playandwin was acquired effective October 1, 1999, the effective date. This transaction has been accounted for as a purchase of the assets and liabilities of Playandwin by the Company. Since Playandwin had no assets, liabilities or operations prior to the merger, no excess cost over fair value of net assets acquired will be recorded.

   Common Stock

    On October 20, 1999, the Company issued 100,000 common shares for $75,000 cash.

    On November 17, 1999, the Company issued 100,000 common shares for $75,000 cash.

   Master License Agreement

    On October 7, 1999, PEST entered into a twenty-year master agreement with Racingo Investments Ltd. ("RIL") to license its Canadian and world rights of Racingo copyright assets. Racingo is a concept developed by PEST for a pari-mutual bingo-type wager game and lottery. PEST has developed the concept and obtained patents and trademarks. PEST received a one-time fee of $1,000 and 100 common shares, 125 class A shares, 175 class B shares and 250 class C shares of RIL (a Delaware corporation), the licensee. The shares received by PEST constitute a 10% equity investment in the voting shares of the licensee. PEST will receive the following distributions i) 12.5% of the net income derived from the licensee's North American Land based agreement; ii) 17.5% of the net income derived from the licensee's North American Land based operations other than the Internet License agreement and North American Land based agreement; 25% of all other net income derived from the licensee.

   License Agreements

    On October 7, 1999, the company entered into two individual ten-year license agreements with RIL to use the Racingo products and trademarks to facilitate both wagering on the Internet, worldwide, and on-and off-track betting in North America. Also, the two agreements provide the Company first right of refusal on any licensing of Racingo in any venue other than the Internet and on-and off-track betting in North America. This right of first refusal will last until March 1, 2002. If the Company wants to exercise its rights, it must respond to and match any bona fide offer made to licensor by a third party within 60 days of licensor's receipt of such an offer.
                                   42

Lynx Gaming Corp.
(A Development Stage Company)

Notes to Consolidated Financial Statements



11.   SUBSEQUENT EVENTS (Cont'd.)


   Stock Options - Consulting Agreement

    The Company has a Stock Option Agreement with Penguin Petrolium Limited ("PENGUIN'), dated December 15, 1999. Under the terms of the
  Agreement, Penguin has the option to purchase 80,000 shares of the Company's common stock in return for consulting services for 2 years. 50,000 of those shares were exercisable until January 17, 2000 and were exercised in January 2000, with the remaining 30,000 shares exercisable on or before December 15, 2001, at a price of $2.00 per share. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of these options was estimated at $76,540 (the contract value will be pro-ratably expensed over the life of the contract) using the Black-Scholes option-pricing model with the following valuations and weighted-average assumptions:

   a) 50,000 shares were valued at $32,655, with dividend yields of 0%, expected volatility of 136%, risk-free interest rate of 5.5% and an expected life of 1 month;

  b) 30,000 shares were valued at $42,885, with dividend yields of 0%; expected volatility of 136%, risk-free interest rates of 6.1% and an expected life of 1 years.

   Stock Options - Board Advisors

    Four members of the advisory board were granted to stock options for an aggregate amount of 475,000 shares at a purchase price of $2.00 per share. The options are exercisable upon grant and will expire five years after grant. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of these options was estimated at $409,064 (the contract value will be pro-ratably expensed over the life of the contract) using the Black-Scholes option-pricing model with the following valuations and weighted-average assumptions:

   a) 75,000 shares were granted on October 20, 1999 and valued at $84,703, with dividend yields of 0%, expected volatility of 136%, risk-free interest rates of 6.03% and an expected life of 1 year;

   b) 325,000 shares were granted on November 8, 1999 and valued at $217,018, with dividend yields of 0%, expected volatility of 136%, risk-free interest rates of 6% and an expected life of 2 years;

   c) 75,000 shares were granted on December 4, 1999 and valued at $107,253, with dividend yields of 0%, expected volatility of 136%, risk-free interest rates of 6.03% and an expected life of 1 year.


12.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the year 2000 issue that may affect the Company, including those related to customers, suppliers, or other third parties, have been fully resolved.

c.) FINANCIAL STATEMENTS (AGRICEUTICALS TECHNOLOGIES, INC.)

          Independent  Auditor's  Report of Merdinger,  Fruchter,
            Rosen & Corso, P.C., dated February 9, 2000

          Balance Sheet as of September 30, 1999

          Statement  of  Operation  for  the  nine  months  ended
            September 30, 1999

          Statement  of  Cash  Flows for the  nine  months  ended
            September 30, 1999

          Notes to Financial Statements
                             44

                  INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF AGRICEUTICALS TECHNOLOGIES, INC.:

We have audited the accompanying balance sheets of Agriceuticals Technologies, Inc. (formerly known as Cambridge Funding Group, Inc.) (A Development Stage Company) as of December 31, 1998 and 1997 and the related statements of operations, stockholders' deficiency and cash flows for the years then ended and for the period from June 9, 1995 (inception) to December 31, 1998. These financials statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agriceuticals Technologies, Inc. formerly known as Cambridge Funding Group, Inc. as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended and for the period from June 9, 1995 (inception) to December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the accompanying financial statements, the Company has no established source of revenue, which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also discussed in
Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                         MERDINGER, FRUCHTER ROSEN & CORSO, P.C.
                         Certified Public Accountants

Los Angeles, California
February 9, 2000
                                45

                 Agriceutical Technologies, Inc.
                  (A Development Stage Company
                         BALANCE SHEETS



                          December 31,      December 31,      September 30,     September 30,
                          1998              1997              1999 (unaudited)  1998 (unaudited)
         ASSETS
TOTAL ASSETS                       $      0           $     0           $     0           $     0
     LIABILITIES AND
STOCKHOLDERS' DEFICIENCY
CURRENT LIABILITIES:
Due to officer                    $     320          $    320         $     320          $    320
STOCKHOLDERS' DEFICIENCY:
Common stock, $0.001 par               6,875             5,500             7,075             5,500
value,
50,000,000 shares
authorized;
6,875,000;5,500,000;
7,075,000; and 5,500,000
shares issued &
outstanding
Additional paid-in capital         3,023,625                           3,163,425
Deficit accumulated during       (3,030,820)           (5,820)       (3,170,820)           (5,820)
the development stage
TOTAL STOCKHOLDERS'                   (320)                               (320)             (320)
DEFICIENCY                                              (320)
TOTAL LIABILITIES AND                $    0            $    0           $     0            $    0
STOCKHOLDERS' DEFICIENCY



The accompanying notes are an integral part of the financial statements
                                        46

                 Agriceutical Technologies, Inc.
        (formerly known as Cambridge Funding Group, Inc.)
                  (A Development Stage Company)
                     STATEMENT OF OPERATIONS



                 Year Ended        Year Ended        For the Period    Nine Months       Nine Months
                 December 31,      December 31,      from June 9,      Ended September   Ended September
                 1998              1997              1995 (inception)  30, 1999          30, 1998
                                                     to December 31,   (unaudited)       (unaudited)
                                                     1998
REVENUE                    $     0            $    0            $    0            $    0 $
                                                                                         0
EXPENSES:
Impairment loss          $3,025,000                 0        $3,025,000                 0                $0
on asset
Administrative                               $     85             5,820           140,000           $     0
TOTAL EXPENSES           3,025,000                85         3,030,820           140,000           $     0
LOSS BEFORE            (3,025,000)              (85)       (3,030,820)         (140,000)                $0
TAXES
PROVISION FOR                    0                 0                 0                 0                 0
INCOME TAXES
NET LOSS              $(3,025,000)        $     (85)      $(3,030,820)        $(140,000)            $    0
NET LOSS PER             $  (0.53)            $    0       $    (0.54)      $     (0.02)           $     0
COMMON SHARE -
basic and
diluted
WEIGHTED AVERAGE         5,726,026         5,500,000         5,563,025         7,065,476         5,500,000
NUMBER OF COMMON
SHARES
OUTSTANDING -
basic and
diluted



The accompanying notes are an integral part of the financial statements.
                                        47

                 Agriceutical Technologies, Inc.
        (formerly known as Cambridge Funding Group, Inc.)
                  (A Development Stage Company)
              STATEMENT OF STOCKHOLDERS' DEFICIENCY



                     Common Stock      Common Stock      Additional paid-  Accumulated       Total
                     Shares            Amount            in Capital        Deficit
Balance, June 9,                    0            $    0           $     0           $     0  $
1995                                                                                         0
Issuance of common          5,500,000             5,500                 0                 0             5,500
stock
Net loss                            0                 0                 0     $     (5,500)           (5,500)
Balance, December           5,500,000             5,500                 0           (5,500)                 0
31, 1995
Net loss                            0                 0                 0             (235)             (235)
Balance, December           5,500,000             5,500                 0           (5,735)             (235)
31, 1996
Net loss                            0                 0                 0              (85)              (85)
Balance, December           5,500,000             5,500                             (5,820)             (320)
31, 1997
Issuance of common          1,375,000             1,375        $3,023,625                           3,025,000
stock for
acquisition of
proprietary rights
on November 15,
1998 at $2.20 per
share
Net loss                            0                 0                 0       (3,025,000)       (3,025,000)
Balance, December           6,875,000             6,875         3,023,625       (3,030,820)             (320)
31, 1998
Issuance of common            200,000               200           149,800                 0           150,000
stock for cash on
January 13, 1999 at
$0.75 per share
(unaudited)
Offering Costs                      0                 0          (10,000)                 0          (10,000)
(unaudited)
Net loss                            0                 0                 0         (140,000)         (140,000)
(unaudited)
Balance, September          7,075,000         $   7,075        $3,163,425      $(3,170,425)        $    (320)
30, 1999
(unaudited)

The accompanying notes are an integral part of the financial statements.
                                        48

                 Agriceutical Technologies, Inc.
        (formerly known as Cambridge Funding Group, Inc.)
                  (A Development Stage Company)
                    STATEMENTS OF CASH FLOWS



                    For the Year      For the Year      For the Period    For the Nine      For the Nine
                    Ended December    Ended December    June 9, 1995      Months Ended      Months Ended
                    31, 1998          31, 1997          (inception) to    September 30,     September 30,
                                                        December 31,      1999 (unaudited)  1998 (unaudited)
                                                        1998
CASH FLOWS FROM
OPERATING
ACTIVITIES:
Net Loss                 $(3,025,000)         $    (85)      $(3,030,820)        $(140,000)           $     0
Impairment loss            3,025,000                 0         3,025,000                 0                 0
Increase in due to                 0                85               320                 0                 0
officer
Net cash used in                    0                 0           (5,500)         (140,000)                 0
operating
activities
CASH FLOWS FROM
FINANCING
ACTIVITIES:
Issuance of common                  0                 0             5,500           140,000                 0
stock for cash
Net change in cash                 0                 0                 0                 0                 0
CASH AND CASH                      0                 0                 0                 0                 0
EQUIVALENTS -
beginning of
period
CASH AND CASH                  $   0            $    0            $    0           $     0           $     0
EQUIVALENTS - end
of period
SUPPLEMENTAL CASH
FLOW INFORMATION:
Cash paid during                $   0            $    0            $    0           $     0           $     0
the year -
Interest paid
Income taxes paid               $   0            $    0            $    0           $     0           $     0

SUPPLEMENTAL   SCHEDULE  OF  NON-CASH  FINANCING  AND   INVESTING
ACTIVITIES:
During 1999, the Company purchased proprietary rights in exchange for 1,375,000 shares of its common stock valued at $3,025,000, which was the market value for the shares issued at the date of issuance.
The accompanying notes are an integral part of the financial statements.
                                        49

                AGRICEUTICALS TECHNOLOGIES, INC.
        (formerly known as Cambridge Funding Group, Inc.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND 1997

NOTE 1 - DESCRIPTION   OF  BUSINESS  AND  SIGNIFICANT  ACCOUNTING
          POLICIES

Nature of Operations

Agriceuticals Technologies, Inc. ("Company") is currently a development stage company under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 7. The Company was incorporated under the laws of the State of Nevada on June 9, 1995. On October 2, 1998, the Company changed its name to Agriceuticals Technologies, Inc. It is management's objective to operate the company in the development, promotion and sale of para-mutual wagering games (see Note 5).

Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has no established source of revenue. This factor raises substantial doubt about the Company's ability to continue as a going concern. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. It is management's objective to seek additional capital and commence operations through a merger with an enterprise with operations.

Interim Financial Information

The unaudited financial information furnished herein reflects all adjustments, consisting only of normal recurring adjustments, which in the opinion of management, are necessary to fairly state the Company's financial position, the results of operations and cash flows for the periods presented. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of results for the entire year ending December 31, 1999.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The  Company  considers  all highly liquid investments  purchased with  original  maturities of three months or  less  to  be  cash equivalents.
                                50

                AGRICEUTICALS TECHNOLOGIES, INC.
        (formerly known as Cambridge Funding Group, Inc.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND 1997

Concentration of Credit Risk

From time to time the Company places its cash in what it believes
to   be  credit-worthy  financial  institutions.  However,   cash
balances exceed FDIC insured levels at various times during the year.

Income Taxes

Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

Loss Per Share

During 1998, the Company adopted SFAS No. 128, "Loss Per Share," which requires presentation of basic loss per share ("Basic LPS") and diluted loss per share ("Diluted LPS"). The computation of basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted LPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings.

Comprehensive Income

In June 1998, the FASB issued SFAS No. 130, "Reporting comprehensive income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of December 31, 1998, the Company has no items that represent comprehensive income and, therefore, has not included a schedule of Comprehensive Income in the accompanying financial statements.

Impact of Year 2000 Issue

As of December 31, 1998, the Company does not have any computer systems or customers and suppliers. Therefore, the issue of the year 2000 has no effect on the Company's current activities.

NOTE 2 - ACQUISITION

On November 1, 1998, the Company acquired two proprietary processes that would process soybeans into textured soy proteins or isolated soy proteins. The Company's consideration for the acquisition of these processes was the issuance of 1,375,000 shares of its common stock, valued at $3,025,000, which was the current market price of the Company's stock as of the acquisition date.
                                51

                AGRICEUTICALS TECHNOLOGIES, INC.
        (formerly known as Cambridge Funding Group, Inc.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND 1997

Due to an inability to raise sufficient funding to pursue the soybean processing, the Company abandoned its business plan. Therefore, the proprietary processes were fully impaired as of December 31, 1998 and the Company expensed the acquisition cost.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. A director provides office services without charge. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a business opportunity becomes available for the Company, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 4 - INCOME TAXES

The reconciliation of the effective income tax rate to the federal statutory rate is as follows:



                   December 31,     December 31,    September 30,    September 30, 1998
                   1998             1997            1999
                                                    (Unaudited)      (Unaudited)
Federal Income              34.00%           34.00%           34.00%                 34.00%
Tax Rate
Effect of                 (34.00)%         (34.00)%         (34.00)%               (34.00)%
Valuation
Allowance
Effective Income             0.00%            0.00%            0.00%                  0.00%
Tax Rate

Deferred tax assets and liabilities reflect the net effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:



                     December   December   September   September
                     31, 1998   31, 1997   30, 1999    30, 1998
                                           (Unaudite)  (Unaudited)
Deferred Tax Assets
Loss Carryforwards   $1,030,00      $2,000  $1,078,00     $2,000
                             0                      0
Less: Valuation      (1,030,00     (2,000)  (1,078,00    (2,000)
Allowance                   0)                     0)
Net Deferred Tax      $      -      $    -     $    -    $     -
Assets

                                        52

                AGRICEUTICALS TECHNOLOGIES, INC.
        (formerly known as Cambridge Funding Group, Inc.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND 1997

NOTE 4 - INCOME TAXES (continued)

At December 31, 1998 and 1997, the Company has provided a valuation allowance for the deferred tax asset since management has not been able to determine whether that asset is realizable. The net change in the valuation allowance for the years ended December 31, 1998 and 1997 and the nine months ended September 30, 1999 (unaudited) increased by $1,028,000, $0 and $48,000
(unaudited), respectively. Net operating loss carryforwards expire starting in 2012 and 2013.

NOTE 5 - SUBSEQUENT EVENTS

Common Stock

On January 13, 1999, the Company issued 200,000 shares of its common stock for $150,000 cash, less $10,000 selling cost.

Company Name

On  July  13,  1999, the Company changed its name to  Playandwin,
Inc.

Newly Created Subsidiary

In  August  1999,  the  Company formed its  Canadian  subsidiary,
Playandwin Canada, Inc. ("Canada").

Acquisitions

On October 1, 1999, the Company and its' wholly owned subsidiary, Canada, entered into a share exchange agreement to acquire 100% of the issued and outstanding common stock of Lynx Gaming Corporation ("Lynx") and its majority owned subsidiary P.E.S.T Creative Gaming Corporation ("PEST"). In accordance with the agreement, Canada i) exchanged 3,429,118 Class B nonvoting common shares ("Exchangeable Shares") for 6,858,236 shares of Lynx's common stock; ii) exchanged 368,857 warrants to purchase 368,857 of Exchangeable Shares at $1.70 per share, for a period of six months after October 1, 2000, for 737,714 warrants to purchase 737,714 shares of Lynx's common stock at $0.85 per share; iii) exchanged 57,144 Exchangeable Shares, for 114,288 shares of PEST's common stock; and iv) exchanged 28,571 warrants to purchase 28,571 Exchangeable Shares at $1.70 per share, for 28,571 warrants to purchase 28,571 shares of PEST's common stock at $0.85 per share.
                                53

                AGRICEUTICALS TECHNOLOGIES, INC.
        (formerly known as Cambridge Funding Group, Inc.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND 1997

Acquisitions (continued)

A Canada Exchangeable Share enables the holder to receive one share of the Company's common stock for no consideration. The Exchangeable Shares are convertible into shares of the Company's common stock in three installments of 1,162,087 shares on each of October 1, 2000, October 1, 2001 and October 1, 2002. However the Company can call the Exchangeable Shares on the earlier of October 1, 2004 or the occurrence of a take over bid for all of the issued and outstanding stock of the Company. In aggregate the Company has committed to issue 3,486,262 shares of its common stock if the issued Exchangeable shares are converted and 397,428 shares of its common stock if the warrants are exercised.

As a result of this of this transaction, the operations of Lynx and PEST will constitute 100% of the operations of the Company. Accordingly, the transaction has been treated for accounting purposes as a recapitalization of Lynx. Therefore, the continuing financial statements will represent a continuation of the legal subsidiary, Lynx, and not the Company, which is the legal parent. In accounting for this transaction:

     (i.) Lynx is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets will be included in the consolidated balance sheet at their historical book values;
(ii.)     Control of the net assets and business of the Company
was acquired effective October 1, 1999, the effective date. This transaction has been accounted for as a purchase of the assets and liabilities of the Company by Lynx. Since the Company had no assets, liabilities or operations prior to the merger, no excess cost over fair value of net assets acquired will be recorded.
                                54

                AGRICEUTICALS TECHNOLOGIES, INC.
        (formerly known as Cambridge Funding Group, Inc.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND 1997

Master License Agreement

On October 7, 1999, PEST entered into a twenty-year master agreement to license its Canadian and world rights of Racingo copyright assets. Racingo is a concept developed by PEST for a pari-mutual bingo-type wager game and lottery. PEST has developed the concept and obtained patents and trademarks. PEST received a one-time fee of $1,000 and 100 common shares, 125 class A shares, 175 class B shares and 250 class C shares of Racingo Investments Ltd (a Delaware corporation), the licensee. The shares received by PEST constitute a 10% equity investment in the voting shares of the licensee. PEST will receive the following distributions i) 12.5% of the net income derived from the licensee's North American Land based agreement; ii) 17.5% of the net income derived from the licensee's North American land based operations other than the Internet License agreement and North American Land based agreement; 25% of all other net income derived from the licensee.

License Agreements

On October 7, 1999, the Company entered into two individual ten-year license agreements to use the Racingo products and trademarks to facilitate both wagering on the Internet, worldwide, and on- and off-track betting in North America. Also, the two agreements provide the Company first right of refusal on any licensing of Racingo in any venue other than the Internet and on-and off-track betting in North America. This right of first refusal will last until March 1, 2002. If the Company wants to exercise its rights, it must respond to and match any bona fide offer made to licensor by a third party within 60 days of licensor's receipt of such an offer.

Stock Options - Consulting Agreement

The Company has a Stock Option Agreement with Penguin Petroleum Limited ("PENGUIN"), dated December 15, 1999. Under the terms of the Agreement, Penguin has the option to purchase 80,000 shares of the Company's common stock in return for consulting services for 2 years. 50,000 of those shares were exercisable until January 17, 2000 at a price of $2.00 per share and were exercised in January 2000, with the remaining 30,000 shares exercisable on or before December 15, 2001, at a price of $2.00 per share. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of these options was estimated at $75,540 (the contract value will be pro-ratably expensed over the life of the contract) using the Black-Scholes option-pricing model with the following valuations and weighted-average assumptions:

     a.)  50,000 shares were valued at $32,655, with dividend yields of 0%, expected volatility of 136%, risk-free interest rates of 5.5% and an expected life of 1 month;
b.)  30,000 shares were valued at $42,885, with dividend yields of 0%; expected volatility of 136%, risk-free interest rates of
6.1% and an expected life of 1 year.
                                  55

                AGRICEUTICALS TECHNOLOGIES, INC.
        (formerly known as Cambridge Funding Group, Inc.)
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND 1997

Stock Options - Advisory Board

Four members of the advisory board were granted stock options for an aggregate amount of 475,000 shares at a purchase price of $2.00 per share. The options are exercisable upon grant and will expire five years after grant. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of these options was estimated at $409,064 (the contract value will be pro-ratably expensed over the life of the contract of two years) using the Black-Scholes option-pricing model with the following valuations and weighted-average assumptions:

     a.) 75,000 shares were granted on October 20, 1999 and valued at $84,703, with dividend yields of 0%, expected volatility of 136%, risk-free interest rates of 6.03% and an expected life of 1 year;
b.)  325,000 shares were granted on November 8, 1999 and valued at $217,018, with dividend yields of 0%; expected volatility of
136%, risk-free interest rates of 6% and an expected life of 2 years;
c.)  75,000 shares were granted on December 4, 1999 and valued at
$107,253, with dividend yields of 0%, expected volatility of
136%, risk-free interest rates of 6.03% and an expected life of 1 year.
                                56

EXHIBITS

          2.1  Share Exchange Agreement with Lynx Gaming Corp
2.2  Share Exchange Agreement with P.E.S.T. Creative Gaming Corp.

          3.1 Articles of Incorporation

          3.2 By-Laws

          10.1 Master License Agreement
10.2 Internet License Agreement
10.3 Letter of Agreement
10.4 On- and Off-Track Betting License Agreement
10.5 Software Development Agreement
10.6 Memorandum of Understanding
10.7 Stock Option Agreement - Penguin Petrolium Products Limited
10.8 Stock Option Agreement - Stephen Peskoff
10.9 Stock Option Agreement - Andrew DeFrancesco
10.10     Stock Option Agreement - Douglas McFadden
10.11     Stock Option Agreement - Adam Hawkins

          16. Letter re change in certifying accountant

          22.  Subsidiaries of the registrant
               Playandwin Canada, Inc. ("PWIN Canada" - incorporated in Ontario, Canada) - 100% owned by the Company;
               Lynx Gaming Corp. ("Lynx" - incorporated in
               Ontario, Canada) - 100% owned by PWIN Canada; P.E.S.T. Creative Gaming Corp. ("P.E.S.T." - incorporated in Ontario, Canada) - 95% owned by Lynx Gaming Corp. and 5% owned by PWIN Canada; Racingo Investments Ltd. ("RIL" - incorporated in Delaware) - owned equally by P.E.S.T. Winning Games Inc. and PacCanUs Inc.